SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K/A

Amendment No. 1

(Mark One)
☒	Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the calendar year ended December 31, 2005

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from to

Commission file number 0-30270

A.                       Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

CROMPTON CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN

B.                         Name of issuer of the securities held pursuant held to the Plan and the address of its principal executive office:

Chemtura Corporation
199 Benson Rd
Middlebury, Connecticut 06749

Explanatory Note:

This Amendment No. 1 on Form 11K/A is being filed to correct a typographical error contained in the Consent of KPMG LLP, as filed in our annual report on Form 11-K filed on June 29, 2006.

CROMPTON CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN

Financial Statements and Supplemental Schedule

December 31, 2005 and 2004

(With Report of Independent Registered Public Accounting Firm Thereon)

CROMPTON CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN

Report of Independent Registered Public Accounting Firm

The Board of Directors
Chemtura Corporation:

We have audited the accompanying statements of net assets available for plan benefits of the Crompton Corporation Employee Stock Ownership Plan (the Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Stamford, Connecticut
June 29, 2006

CROMPTON CORPORATION

EMPLOYEE STOCK OWNERSHIP PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2005 and 2004

	2005	2004
Assets:
Investments:
Common stock of Crompton Corporation	$—	32,333,961
Guaranteed investment contracts/fixed income securities	—	11,286,047
Mutual funds	—	23,212,043
Contributions receivable from participants	—	186,009
Contributions receivable from Crompton Corporation	—	119,377
Total assets	—	67,137,437
Liabilities:
Refunds payable for excess contributions	—	371,703
Total liabilities	—	371,703
Net assets available for plan benefits	$—	66,765,734

See accompanying notes to financial statements.

CROMPTON CORPORATION

EMPLOYEE STOCK OWNERSHIP PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31, 2005 and 2004

	2005	2004
Additions to net assets attributed to:
Investment income:
Interest and dividends	$1,126,226	891,697
Net appreciation in fair value of investments	4,812,275	15,181,235
Net investment income	5,938,501	16,072,932
Contributions:
Participants	2,789,322	3,778,784
Employer	1,877,729	2,412,072
Total additions	10,605,552	22,263,788
Deductions from net assets attributed to:
Withdrawals and distributions	(18,775,933)	(8,732,504)
Administrative expenses	(32,556)	(37,726)
Transfer out to Employee Savings Plan	(58,562,797)	—
Total deductions	(77,371,286)	(8,770,230)
Net increase	(66,765,734)	13,493,558
Net assets available for plan benefits at the beginning of the year	66,765,734	53,272,176
Net assets available for plan benefits at the end of the year	$—	66,765,734

See accompanying notes to financial statements.

CROMPTON CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2005 and 2004

(1)                     Plan Description

The Employee Stock Purchase and Savings Plan was adopted by the board of directors of Crompton Corporation (the Company or Plan Sponsor) on January 27, 1976. Effective July 1, 1989, the board of directors amended the Plan to convert it into an Employee Stock Ownership Plan (the Plan). The following description of the Plan provides only general information. For complete information, see the Plan document. The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Plan is administered by the Chemtura Corporation Employee Benefits Committee consisting of persons appointed by the board of directors of the Company.

Fidelity Investments® (the Trustee) is the custodial trustee for all of the Plan’s assets. The Trustee has custodial responsibility for a trust fund on behalf of the Plan and maintains accounting records for all Plan assets.

(a)                      Eligibility

Employees of the Company and participating affiliates of the Company are eligible to participate upon attaining the age of 18 and having worked for at least a thirty (30) consecutive day period of employment.

(b)                      Contributions and Vesting

The Plan permits an eligible employee to elect to participate by authorizing a withholding of an amount equal to 1%, 2%, 3%, 4%, 5%, or 6% of compensation as the basic contribution to the Plan. Contributions by the Company to the Plan are made at an amount equal to 66 2/3% of each participating employee’s basic employee contribution to the Plan. If participants are not eligible for any other defined contribution plan, additional employee contributions in 1% increments up to 10% of compensation can be made as supplemental employee contributions. Supplemental employee contributions are not eligible for matching Company contributions. Participant contributions are subject to Internal Revenue Service pre-tax limitations, which was $14,000 in 2005 and $13,000 in 2004.

A participant in the Plan is fully vested in his basic and supplemental contributions. Employer contributions vest 100% over a four-year period at a rate of 25% per year of service. Any amounts forfeited under the Plan are accumulated and used to reduce Company contributions. At December 31, 2005 and 2004, forfeited nonvested accounts totaled $49,219 and $49,669, respectively.

Participants who are age 50 and older at any time during a Plan year may make “catch-up contributions” in that year. These contributions are additional tax-deferred contributions that eligible participants are permitted to make in excess of annual IRS tax-deferred contribution limit. For 2005 and 2004, the maximum amount of “catch-up contributions” that could have been made to the CEOP was $4,000 and $3,000, respectively.

During 2004, certain participants contributed amounts in excess of the allowable qualified contribution. The excess contribution amount of $371,703, which included earnings on the excess contributions, are reflected as a Plan liability as of December 31, 2004. The excess contributions were refunded to the respective participants in the following Plan year.

(c)                       Withdrawals/Benefit Payments

Upon termination, death, or retirement, a participant’s account shall be distributed. Funds can remain in the Plan after retirement pending a $5,000 balance in a participants’ account and as long as funds begin to be distributed after the participant reaches the age of 70½.

A participant may elect to make one withdrawal of his basic or supplemental contributions in a 12-month period. Withdrawal of basic contributions will cause a suspension of contributions for a three-month period. A participant who is fully vested and has withdrawn all of his basic and supplemental contributions may also elect to withdraw all or part of his employer contributions. Withdrawal of employer contributions will result in a suspension of contributions for a six-month period.

The Plan does not allow for participant loans.

(d)                      Investments Options

The Company’s contribution to the Plan is invested in the Chemtura Corporation Common Stock Fund. The Plan provides for investment of employee contributions in the Crompton Corporation Stock Fund and among various investment funds maintained by Fidelity Investments.

Each participant is permitted to elect to have his basic or supplemental contribution invested in any of the offered funds in 1% increments.

Fund transfers can be made on a daily basis in a minimum of 1% increments.

(2)                     Summary of Significant Accounting Policies

(a)                      Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting and present the net assets available for plan benefits and changes in those net assets.

(b)                      Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported changes in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

(c)                       Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value except for the benefit-responsive investment contract, which is valued at contract-value (note 4). Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. The Crompton Corporation Common Stock Fund is valued at its year-end closing price.

Net appreciation (depreciation) in fair value of investments includes investments bought and sold and held during the year. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis and dividends are recorded on the ex-dividend date.

Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

(d)                      Payment of Benefits

Benefits are recorded when paid.

(e)                       Plan Expenses

Plan expenses may be paid by the Company, however if not paid by the Company, may be charged to the Plan. The Company provides certain administrative and accounting services for the Plan at no charge.

(3)                     Investments

The Plan’s investments that exceeded 5% of net assets available for plan benefits as of December 31, 2005 and 2004 are as follows:

	2005	2004
Crompton Corporation Common Stock	$—	32,333,961
Fidelity Blended Income Fund	—	11,286,047
Fidelity Magellan Fund	—	3,678,012
Fidelity U.S. Equity Index Commingled Fund	—	3,587,213

During 2005 and 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2005	2004
Mutual funds	$944,423	1,977,971
Common Stock of Crompton Corporation	7,889,517	13,203,264
Common Stock of Chemtura Corporation	(4,021,665)	—
	$4,812,275	15,181,235

(4)                     Investment Contracts with Insurance Company

The Fidelity Blended Income Fund invests in benefit-responsive guaranteed investment contracts (GICs) offered by major insurance companies and other approved financial institutions and in certain types of fixed income securities. These GICs are stated at contract value, as determined by Fidelity, which approximates fair value. The average yield on the Company’s GICs were 4.06% and 3.92%, respectively, during 2005 and 2004. The crediting interest rate on these GICs was 4.11% and 3.87%, respectively, at December 31, 2005 and 2004, respectively.

(5)                     Income Taxes

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated October 30, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(6)                     Party-in-Interest Transactions

Fidelity Investments® and the Company are parties-in-interest as defined in Section 3(14) of ERISA. During 2004, the Department of Labor performed an investigation of the Plan and of the activities of the Employee Benefits Committee (Plan Administrator) for the year ended December 31, 2003. The investigation revealed delinquent employee contributions during June 2003 due to payroll processing complications. The Plan Sponsor has reimbursed the Plan for lost earnings of $38.18 and the DOL has concluded that no further action is necessary.

(7)                     Priorities Upon Termination of the Plan

The board of directors of the Company shall have the right from time to time to add to, modify or amend the Plan, and the board of directors shall have the right to terminate the Plan. The board of directors may also authorize the inclusion in any contract entered into by the Company with the union or unions representing employees, or with any group or groups of employees, of a provision or provisions having the effect of limiting or foregoing any such rights. Further, no addition to, modification, amendment or termination of the Plan shall have the effect of reducing the entitlement of any participant benefit accrued under the Plan or of diverting any part of the assets of the Trust Fund for purposes other than provided in the Plan.

Upon termination of the Plan, or a complete and permanent discontinuance of contributions of all participants, the value of each participant account, if not already vested, shall vest fully and all amounts remaining in all participant accounts shall be delivered and paid as soon as practicable in accordance with the Plan document.

(8)                     Asset Transfer

On December 30, 2005, the Company transferred out assets of $58,562,797 from the Plan to the Crompton Corporation Employee Savings Plan.

SIGNATURE

The Plan, pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CROMPTON CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN

Date: June 29, 2006	By:	/s/Karen Osar
Karen Osar
Executive Vice President and
Chief Financial Officer